U. S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedul 14F-1/A

Commission File Number 0 - 30215

SAFARI ASSOCIATES, INC.

 (Exact name of small business issuer as specified in its charter)

Utah                     87-9369569

(State or other jurisdiction of     (IRS Employer
incorporation or organization)     Identification Number)

12753 Mulholland Dr. Beverly Hills, Ca 90210

 (Address of principal executive offices)

(310) 733-0879

 (Issuer's Telephone Number)

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SAFARI ASSOCIATES, INC.
646 Highland Avenue
Redlands, CA 92373

Information Statement
Pursuant To Section 14(f)
of the Securities Exchange Act of 1934
and Rule 14(f)-1 Thereunder

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INTRODUCTION

This Information Statement is being sent to you in connection with an anticipated change in all members of the Board of Directors of Safari Associates, Inc. (“SFAR”, or the “Company”). It is being mailed on or before September 18, 2006 to all persons who are holders of record of the Company’s common stock as of the date of the mailing. The information included in this Information Statement regarding the persons designated to become directors of the Company following the change in control has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness.

We,” “us,” “our,” and the “Company” refer to Safari Associates, Inc., a Utah corporation.

This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company in conjunction with completion of the proposed business acquisition, and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

SUMMARY OF THE SECURITIES PURCHASE AGREEMENT

On September 12, 2006, we entered into an Asset Purchase Agreement with Power-Save Energy Corp., a Nevada Corporation pursuant to which the Company agreed to issue 75,000,000 shares of common stock (the “Shares”) of the company. There are no material relationships between the Company or it’s affiliates and any of the parties of the Securities Purchase Agreement. This transaction closed on September 13, 2006.

The acquisition of these shares represented 75,000,000 common shares or approximately 96.7% of the total outstanding stock of the Issuer (the “Majority Shares”). In connection with the Transaction, the Company agreed to appoint a new director, Michael Forster, to the Company’s Board of Directors. This appointment is subject to mailing this information and waiting the ten (10) day period mandated under section 14(f) of the Securities Exchange Act of 1934. This Schedule 14f-1 will be mailed to the stockholders on or about September 18, 2006. The 10-day waiting period is expected to conclude on or about September 28, 2006. On September 13, 2006, all of the Company’s officers resigned their positions and Michael Forster was appointed as Chief executive Officer of the Company. Zirk Engelbrecht will remain as a director of the Company but will resign as a director at the conclusion of the 10-day period described below in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

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MANAGEMENT

The directors and executive officers currently serving the Company are as follows:

Name	Age	Positions held and tenure
Zirk Engelbrecht	58	Chairman of the Board of Directors
Michael Forster	41	Chief Executive Officer and Director Nominee

Biographical Information
Zirk Engelbrecht- Mr. Engelbrecht holds a degree in Mechanical Engineering. Mr. Engelbrecht has extensive experience with public companies in South Africa and the United States and has overseen the venture capital phase and public registration of numerous public companies since 1994.
Michael Forster- Mr. Forster, age 41, is an experienced entrepreneur in all facets of business. He has organized and executed the start-up of various companies.  He has worked under contract in both the private and public company sectors to affect corporate and financial restructuring.  As well, Mr. Forster has held senior management level positions at a Fortune 500 company.  Mr. Forster holds a Bachelor of Science Degree in Aeronautical Engineering from California Polytechnic State University.

Compliance with Section 16(a) of the Exchange Act.

The Company’s current directors have each filed a Statement of Changes in Beneficial Ownership on Form 4.  As of the date of this Information Statement, neither of the Company’s newly appointed officers has filed an initial report of ownership on Form 3.

DESIGNEES AS COMPANY DIRECTORS

The following table sets forth the names and ages of each of the persons expected to be appointed to the Company's Board of Directors following completion of the Securities Purchase transaction described herein.

Michael Forster	41	Chief Executive Officer/Director Nominee

The directors named above will serve until the first annual meeting of the Company’s stockholders following completion of the Securities Purchase transaction or until their successors have been appointed. Thereafter, directors will be elected for one-year terms at the annual stockholders’ meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. Except for the plan described herein to appoint new directors following completion of the Securities Purchase transaction, there is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company’s board. There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company’s affairs.

Biographical Information
Michael Forster: Mr. Forster, age 41, is an experienced entrepreneur in all facets of business. He has organized and executed the start-up of various companies.  He has worked under contract in both the private and public company sectors to affect corporate and financial restructuring.  As well, Mr. Forster has held senior management level positions at a Fortune 500 company.  Mr. Forster holds a Bachelor of Science Degree in Aeronautical Engineering from California Polytechnic State University.

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SECURITY OWNERSHIP OF CERTAIN CURRENT BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of this Schedule, stock ownership of each executive officer and director of Safari Associates, Inc., of all executive officers and directors of Safari Associates, Inc. as a group, and of each person known by Safari Associates, Inc. to be a beneficial owner of 5% or more of its Common Stock. The table also sets forth the anticipated stock ownership of each executive officer, each person who is expected to be appointed as a director of the Company, and each person who is expected to be a beneficial owner of 5% or more of the Company’s common stock following completion of the Securities Purchase transaction. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares. No person listed below has any options, warrants or other right to acquire additional securities of Safari Associates, Inc., except as may be otherwise noted.

Name and Address	Number of Shares Beneficially Owned	Percent of Class

Michael Forster 3873 Sequoia Drive San Luis Obispo, CA 93401	75,000,000	96.7%
All officers and directors as a group Total Beneficially Owned	75,000,000 75,000,000	96.7% 96.7%

EXECUTIVE COMPENSATION OF CURRENT MANAGEMENT

  Summary Compensation Table
                                                     Annual Compensation   Long-term Compensation

    Fiscal            Salary/     Stock
Name                     Year              Fees   Bonus   Awards(#)   Options(#)

 Michael Forster  2006                -0-                    -0-                           -0-                              -0-

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except with respect to the Transactions described above, none of the Company’s directors or officers, nor any proposed Company director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company’s outstanding shares, nor any of the Company’s promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of the Company’s presently proposed transaction which, in either case, has affected, or will materially affect the Company. Neither the Company’s director or officers, nor are the proposed Company directors indebted to the Company.

As permitted by Utah law, the Company’s Articles provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being, or having been, Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

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Exclusion of Liability

The Company's Articles exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or acts in violation of Corporation Code of the State of Utah, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated. No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

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THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY. NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

OTHER INFORMATION:

The Company files periodic reports, information statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission’s website at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Safari Associates, Inc.

Dated: September 18, 2006

By: /s/Michael Forster
Michael Forster, Chief Executive Officer

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